UNITED STATES 						                   OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION		           	OMB number: 3235-0558
     Washington, D.C. 20549					                Expires:  JANUARY 31, 2002
                                        								Estimated average burden
        FORM 12b-25	                      						hours per response:  2.50

  NOTIFICATION OF LATE FILING               				SEC File Number:  0-45

                                        								CUSIP No. 82244 0 10



(Check One): X Form 10-K  Form 20-F  Form 11-K   Form 10-Q   Form N-SAR

		For Period Ended: August 27, 1999
		[   ] Transition Report on Form 10-K
		[   ] Transition Report on Form 20-F
		[   ] Transition Report on Form 11-K
		[   ] Transition Report on Form 10-Q
		[   ] Transition Report on Form N-SAR
		For the Transition Period Ended:
_______________________________________________________

Read Instruction (on back page) Before Preparing Form. Please type or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________

PART I - REGISTRANT INFORMATION
_____________________________________________________________________________

Full Name of Registrant:  Sheldahl, Inc.
_____________________________________________________________________________

Full Name If Applicable:

_____________________________________________________________________________
Address of Principal Executive Office (Street and Number):
1150 Sheldahl Road
_____________________________________________________________________________

City, State and Zip Code:  Northfield, MN 55057


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     A. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	   B.	The subject annual report, semi-annual report, transition report on
       	Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     C.	The accountant's statement or other exhibit required by Rule 12b-
        25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

	(Attach Extra Sheets if Needed) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

	The Company's Form 10-K has been substantially completed as of November 24, 1999 and the Company's independent auditors, Arthur Andersen LLP, has substantially completed its audit of the Company's consolidated financial statements for the fiscal year ended August 27, 1999. Due to the Company's recent performance, current working capital position and financial covenants with its lenders for fiscal 2000, Arthur Andersen, however, has not completed its evaluation of the Company's ability to continue its existence as a "going concern". Such evaluation requires the Company to demonstrate that it has, among other things, sufficient cash resources to meet its needs through August 25, 2000. As a result, the Company is currently negotiating revised covenants with its lenders as well as negotiating with various parties regarding obtaining additional financing through a private placement of equity which, if consummated, would be expected to close within the next two weeks or be unconditionally committed to close as soon as practicable thereafter. There is no assurance that the negotiations with the Company's lenders or possible equity investors will be successfully completed or that such will be on terms favorable to the Company. The outcome of these negotiations and the receipt of financing proceeds or unconditional commitments therefor, are expected to materially impact the disclosure required in the Form 10-K as well as the independent auditors' report included therewith.

	As of the date of this filing, management of the Company is currently unable to fully assess and evaluate the impact of the above financial contingencies and finalize the Form 10-K and related financial statement disclosures in a materially accurate manner. This delay could not be eliminated without unreasonable effort or expense to the Company. Within fifteen days after November 26, 1999, management expects to have had the opportunity to resolve the above issues and finalize its Form 10-K for filing.


PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

    Jill D. Burchil	           507                663-8000
				    (Name)			          (Area Code)       (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
    filed?  If answer is no, identify report(s).    YES:  X     NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
    report or portion thereof?     YES:      NO:  X

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              Sheldahl, Inc.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	Date:  November 29, 1999        By /s/ Jill D. Burchill


INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                        								ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Ex-change Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (paragraph 232.302 or paragraph 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (paragraph 232.13(b) of this chapter)
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